Exhibit 99.1

Autohome Inc. Announces Appointment of New Chief Financial Officer

BEIJING, May 6, 2022 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced the appointment of Mr. Craig Yan Zeng as its Chief Financial Officer, effective immediately.

Mr. Craig Yan Zeng has over 20 years of experience in capital market and has held senior management positions in many companies. He has been a director of LexinFintech (Nasdaq: LX) since December 2017 and served as the chief financial officer of LexinFintech from November 2016 to June 2021. Prior to joining LexinFintech, Mr. Zeng served as the chief financial officer of YeePay, an e-payment service provider in China. Before that, he served as the vice president of Hop Hing Group Holdings Limited, a company previously listed on the Hong Kong Stock Exchange, from 2013 to 2015, and as the executive vice president of VanceInfo Technologies Inc., a company previously listed on the New York Stock Exchange, from 2010 to 2013. Prior to 2010, Mr. Zeng served as a financial director of Microsoft (Greater China) from 2008 to 2009, and worked for Venustech Group Inc. (SZ: 002439) from 2006 to 2008, during which he served several senior management positions including as its chief operating officer and chief financial officer. He also worked for General Electric in the U.S. Mr. Zeng received his master’s degree in business administration from the Stern School of Business of New York University in 1999, and his bachelor’s degree in chemistry from Beijing University of Chemical Technology in 1991.

“Craig has extensive experience in financial management and in-depth understanding of the capital market,” commented Mr. Quan Long, Chairman of the Board of Directors and Chief Executive Officer of Autohome. “We are delighted to have Craig serve as our new Chief Financial Officer, and we believe his experience, skills and leadership will be of great value to the Company and help Autohome achieve the next stage of growth.”

About Autohome Inc.

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to engage, educate and inform consumers about everything auto. Autohome provides original generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

2